UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

ALLIS-CHALMERS ENERGY INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
019645407
(CUSIP Number)
Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
(214) 969-4780
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	019645407

1	NAMES OF REPORTING PERSONS Alejandro Pedro Bulgheroni

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Argentina/Italy

	7	SOLE VOTING POWER

NUMBER OF		9,446,666

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,446,666

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,446,666

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	019645407

1	NAMES OF REPORTING PERSONS Associated Petroleum Investors Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		9,421,146

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,421,146

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,421,146

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No. 019645407
This Amendment No. 5 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Allis-Chambers Energy Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 supplements the initial statement on Schedule 13D, dated August 24, 2006, and all amendments thereto (collectively, the “Initial Statement”), filed by the Reporting Persons (as defined in the Initial Statement). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplemented as follows to report the acquisition of additional Shares by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.
The source of funds for the acquisitions of Shares by the Reporting Persons subsequent to the filing of Amendment No. 4 was the working capital of the Reporting Persons. The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.
As holders of record on June 1, 2009, the Issuer allocated to the Reporting Persons 4,071,839 warrants (the “Warrants”), at no charge, in connection with a rights offering (the “Rights Offering”). Each Warrant represented the right to purchase Issuer Shares at the subscription price of $2.50 per share and consisted of a basic subscription right and an oversubscription right. The basic subscription right entitled Warrant holders to purchase one Share at the subscription price for each Warrant held. The oversubscription right entitled Warrant holders who exercised their basic subscription right in full to purchase, at the subscription price, additional Shares that were offered but not purchased by other Warrant holders, but not in excess of 32% of the number of Shares that the Warrant holder was entitled to purchase through its basic subscription right. The Reporting Persons exercised their basic and over subscription rights in full and acquired 5,374,827 Shares for an aggregate price of $13,437,067.50.
The Shares were acquired in the ordinary course of business and were not acquired with the purpose or intent of changing or influencing the control of the Issuer.

Item 5.	Interest in Securities of the Issuer.
(a) (i) As of June 26, 2009, the number of Shares outstanding was 71,367,376 based on the information contained in the Issuer’s Prospectus Supplement dated June 2, 2009 to Prospectus dated December 8, 2006, and the press releases issued by the Issuer on June 25, 2009 and June 26, 2009 regarding the consummation of the Rights Offering. As of the date hereof, Mr. Bulgheroni may be deemed the beneficial owner of 9,446,666 Shares (approximately 13.2% of the total number of Shares outstanding). This number includes: (A) 25,520 Shares held for the benefit of Mr. Bulgheroni; (B) 7,101,146 Shares held for the account of Associated Petroleum Investors Ltd. (“API”); and (C) 2,320,000 Shares held for the account of Global Oilfield Holdings Ltd (“Global”).
(ii) As of the date hereof, API may be deemed the beneficial owner of 9,421,146 Shares (approximately 13.2% of the total number of Shares outstanding). This number includes: (A) 7,101,146 Shares held for the account of API; and (B) 2,320,000 Shares held for the account of Global.
(b) (i) As of the date hereof, Mr. Bulgheroni (as a result of his positions with API and Global) may be deemed to have the sole power to direct the voting and disposition of 9,446,666 Shares. This number includes: (A) 25,520 Shares held for the benefit of Mr. Bulgheroni; (B) 7,101,146 Shares held for the account of API; and (C) 2,320,000 Shares held for the account of Global.

CUSIP No. 019645407
(ii) As of the date hereof, API (by virtue of its ownership of Global) may be deemed to have the sole power to direct the voting and disposition of 9,421,146 Shares. This number includes: (A) 7,101,146 Shares held for the account of API; and (B) 2,320,000 Shares held for the account of Global.
(c) Except as set forth in Item 4 above and in Exhibit A attached hereto, there have been no transactions effected with respect to the Shares by any of the Reporting Persons in the past 60 days.
(d) Global has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for its account.
(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.
The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 019645407
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 30, 2009
ASSOCIATED PETROLEUM INVESTORS LTD.
	By:	/s/ Alejandro Pedro Bulgheroni
		Name:	Alejandro Pedro Bulgheroni
		Title:	President

Date: June 30, 2009	ALEJANDRO PEDRO BULGHERONI
/s/ Alejandro Pedro Bulgheroni

CUSIP No. 019645407
EXHIBIT INDEX

Page No.
A. Schedule of transactions in the Shares effected in the past 60 days	8